UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                           Pursuant to Rule 13d-2(a).
                                (Amendment No. 1)

                            Vie Financial Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
                         ------------------------------
                                 (CUSIP Number)


                                  John L. Savva
                             Sullivan & Cromwell LLP
                              1870 Embarcadero Road
                           Palo Alto, California 94027
                                  650-461-5600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2003
                               ------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


                                                              Page 1 of 31 pages

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 2 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SB Capital Managers LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,318,361,961
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,318,361,961
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,361,961
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 3 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Partners LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,318,361,961
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,318,361,961
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,361,961
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 4 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Partners LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           989,951,377
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     989,951,377
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     989,951,377
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 5 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           984,321,803
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     984,321,803
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     984,321,803
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 6 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Advisors Fund LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           667,245,429
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     667,245,429
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     667,245,429
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 7 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Ronald D. Fisher
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 8 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Charles R. Lax
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 9 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Partners Investment Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 10 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 11 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 12 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Masayoshi Son
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                                             PAGE 13 OF 26 PAGES


         This Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D (the "Original Schedule 13D") previously filed by OptiMark Holdings, Inc., a Delaware corporation, OptiMark, Inc., a Delaware corporation, OptiMark Innovations Inc., a Delaware corporation, SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), Masayoshi Son ("Mr. Son"), Draper Fisher Jurvetson ePlanet Ventures, L.P., a Cayman Islands limited partnership, Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German partnership, Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California limited liability company, Draper Fisher Jurvetson ePlanet Partners, Ltd., a Cayman Islands corporation, Draper Fisher Jurvetson ePlanet SLP Germany, Ltd., a Cayman Islands corporation, Timothy C. Draper, John
H. N. Fisher, Stephen T. Jurvetson, Roderick Thomson and Asad Jamal with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vie Financial Group, Inc. (f.k.a. The Ashton Technology Group, Inc.), a Delaware corporation (the "Company"), is hereby amended and supplemented to report the addition of SB Capital Managers LLC, a Delaware limited liability company ("SB CM"), as a filing person, to correct the previously filed Original Schedule 13D and to report the acquisition by SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC and SB CM of shares of Series H Convertible Preferred Stock, par value $.01 per share (the "Series H Stock"). Except as amended and supplemented hereby, the Original Schedule 13D previously filed with respect to the Common Stock remains in full force and effect. Defined terms used herein and not defined shall have the meaning ascribed to them in the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 1114 Avenue of the Americas, 22nd Floor, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         SB Capital Partners, SB Capital and Advisors Fund LP (collectively, the "Softbank Entities") are investment funds managed by their sole general partner, SB CP LLC. Securities owned by the Softbank Entities may be regarded as being beneficially owned by SB CP LLC, their general partner.

                                                             PAGE 14 OF 26 PAGES


         Pursuant to an amendment, dated October 1, 2001, to the Limited Liability Company Agreement of SB CP LLC (the "LLC Agreement Amendment"), all investment decisions on behalf of SB CP LLC must be approved by SB CM; accordingly, securities beneficially owned by SB CP LLC may be regarded as being beneficially owned by SB CM. As a result of the LLC Agreement Amendment, SB CPI, Mr. Fisher and Mr. Lax ceased to have voting or investment control with respect to securities beneficially owned by SB CP LLC; accordingly, securities beneficially owned by SB CP LLC are, from and after October 1, 2001, not beneficially owned by SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK or Mr. Son. Consequently, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are not the beneficial owners of more than five percent of the Common Stock.

         The principal business of each of the Softbank Entities is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CM was formed to serve and act as the investment manager of each of the Softbank Entities through SB CP LLC.

         The principal business office of SB CM (for purposes of the Original
Schedule 13D, a "Reporting Person") is located at 1188 Centre Street, Newton Center, Massachusetts 02459.

         Schedule 1 hereto sets forth the following information with respect to each executive officer and director or manager of SB CM: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and the name of any other corporation or other organization in which such employment is conducted.

         During the last five years, SB CM has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used in making the purchases of the shares of Series H Stock were available working capital of the Softbank Entities in the aggregate amount of $3,500,000.

                                                             PAGE 15 OF 26 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

         SB CM has filed this Amendment No. 1 to report that pursuant to the LLC Agreement Amendment it is the beneficial owner of the shares of Common Stock reported as being beneficially owned by SB CP LLC on the Original Schedule 13D.

         SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son have filed this Amendment No. 1 to report that pursuant to the LLC Agreement Amendment they were not, at the time the Original Schedule 13D was filed, and since such time have not become the beneficial owners of more than five percent of the Common Stock or shares of Common Stock reported as being beneficially owned by them on the Original Schedule 13D.

         SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC and SB CM have filed this Amendment No. 1 to report the purchase of shares of Series H Stock. SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC and SB CM acquired the shares of Series H Stock of the Company for the purpose of making an investment in the Company.

         On September 30, 2003, SB Capital Partners agreed to purchase 17,499 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Preferred Stock Purchase Agreement (the "Series H Agreement"). Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, SB Capital Partners owns 17,499 shares of Series H Stock convertible into 328,373,053 shares of Common Stock.

         On September 30, 2003, SB Capital agreed to purchase 17,199 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Agreement. Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, SB Capital owns 17,199 shares of Series H Stock convertible into 322,743,479 shares of Common Stock.

         On September 30, 2003, Advisors Fund agreed to purchase 302 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Agreement. Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, Advisors Fund owns 302 shares of Series H Stock convertible into 5,667,105 shares of Common Stock.

                                                             PAGE 16 OF 26 PAGES


                  The summary of agreements set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         TOTAL OUTSTANDING SHARES. According to the Series H Agreement, the total number of shares of Common Stock outstanding as of September 29, 2003 was 695,971,046 shares. If all outstanding options, warrants and other convertible securities of the Company that are exercisable for or convertible into Common Stock were exercised or converted, including the shares of Series H Stock, a total of 1,693,796,465 shares of Common Stock would be outstanding.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners is the beneficial owner of a total of 989,951,377 shares of Common Stock (which includes 328,373,053 shares of Common Stock that SB Capital Partners has the right to acquire upon conversion of the Series H Stock and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 91.9% of the outstanding Common Stock.

         SB CAPITAL. As of the date of filing this statement, SB Capital is the beneficial owner of a total of 984,321,803 shares of Common Stock (which includes 322,743,479 shares of Common Stock that SB Capital has the right to acquire upon conversion of the Series H Stock and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 91.8% of the outstanding Common Stock.

         ADVISORS FUND. As of the date of filing this statement, Advisors Fund is the beneficial owner of a total of 667,245,429 shares of Common Stock (which includes 5,667,105 shares of Common Stock that Advisors Fund has the right to acquire upon conversion of the Series H Stock and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 88.4% of the outstanding Common Stock.

         SB CP LLC. By virtue of being the general partner of each of the Softbank Entities, SB CP LLC may be deemed a beneficial owner of a total of 1,318,361,961 shares of Common Stock (which includes 656,783,637 shares of Common Stock that the Softbank Entities have the right to acquire upon conversion of the Series H Stock and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or a total of approximately 93.8% of the outstanding Common Stock.

         SB CM. By virtue of all investment decisions on behalf of SB CP LLC requiring the approval by SB CM, SB CM may be deemed a beneficial owner of a total of 1,318,361,961 shares of Common Stock (which includes 656,783,637 shares of Common Stock that the Softbank Entities have the right to acquire upon conversion of the Series H Stock and 52,870,757 shares of Common Stock that the Reporting Persons have the right

                                                             PAGE 17 OF 26 PAGES


to acquire upon conversion of the Note), or a total of approximately 93.8% of the outstanding Common Stock.

         SB CPI, MR. FISHER, MR. LAX, SBH, SOFTBANK AND MR. SON. As a result of the LLC Agreement Amendment, as of October 1, 2001, each of SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son ceased to be the beneficial owner of securities beneficially owned by SB CP LLC. Therefore, the beneficial ownership by SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son of securities of the Company previously reported on the Original Schedule 13D is incorrect and should be disregarded.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Series H Agreement, which is attached hereto as Exhibit B, a holder of Series H Stock has the preemptive right to subscribe for future sales of equity securities or rights thereto of the Company. If such holder elects to exercise its preemptive right, it may purchase up to that portion of equity securities or rights thereto that are proposed to be sold which equals the proportion that the number of shares of equity securities and rights thereto owned by such holder bears to the total number of shares of equity securities and rights thereto then outstanding. Also pursuant to the Series H Agreement, the Softbank Entities have agreed to vote in favor of an increase in the number of shares of Common Stock that are a part of the Company's authorized capital stock to 2,400,000,000 or, if it is recommended by a special committee of the board of directors of the Company, a reverse stock split of the shares of Common Stock, to create a sufficient number of shares of Common Stock for the shares of Series H Stock to be converted into shares of Common Stock.

         Pursuant to the Registration Rights Agreement, dated September 30, 2003 (the "Registration Rights Agreement"), which is attached hereto as Exhibit C, at any time after September 30, 2003, holders of at least a majority of the Series H Stock and Common Stock issued upon conversion of Series H Stock may request the Company to file up to two registration statements with the SEC to register the shares of electing holders of Series H Stock or Common Stock issued upon conversion of Series H Stock. If the Company ceases to be a public company, the demand rights described in this paragraph may not be exercised until two years after such time the Company ceases to be a public company, and such demand right may not be exercised unless the maximum initial public offering prices of the securities to be registered is at least $50 million. Also pursuant to the Registration Rights Agreement, subject to certain limitations, the holders of Series H Stock and Common Stock issued upon conversion of Series H Stock have the right to have their shares registered on any registration statements filed by the Company.

         Pursuant to the Certificate of Designations of Series H Convertible Preferred Stock of the Company (the "Certificate"), filed with the Secretary of State of the State of Delaware on September 30, 2003, which is attached hereto as Exhibit D, each

                                                             PAGE 18 OF 26 PAGES


share of Series H Stock is convertible into approximately 18,765 shares of Common Stock. Holders of Series H Stock vote with the Common Stock and each share of Series H Stock has a number of votes equal to the number of shares of Common Stock into which it is convertible. In addition, the vote of a majority of the holders of the Series H Stock is required for the Company to do any of the following: (i) change the rights or preferences of the Series H Stock; (ii) authorize any class of stock having preferences equal to or superior to the Series H Stock; (iii) reclassify any outstanding shares into shares having rights as to dividends or assets senior to or on parity with the Series H Stock;
(iv) amend the Company's Certificate of Incorporation or Bylaws in a manner adverse to the interests of the holders of the Series H Stock; (v) make a material change in the Company's line of business; (vi) engage in any transaction with any founder, officer or director of the Company outside of ordinary course arms-length transactions; (vii) incur debt or any other liabilities in aggregate principal amount greater than $100,000; (viii) declare a dividend of cash or property to any series of the Company's capital stock;
(ix) liquidate or dissolve any of the Company's subsidiaries or engage in any transaction that could result in a change of control of the Company; (x) issue any shares of Series H Stock other than pursuant to the Series H Agreement; or
(xi) prepay any existing debt of the Company.

         Also pursuant to the Certificate, the holders of the Series H Stock are entitled to receive cumulative cash dividends at an annual rate equal to 8%, in preference to the payment of dividends on any other series or class of shares of the Company. In the event that the Company makes the appropriate and valid filings to effect a reverse stock split within 30 days of September 30, 2003, the holders of the Series H Stock will not be entitled to dividends for the 180-day period starting on September 30, 2003. In the event of a liquidation of the Company, the Series H Stock is entitled to five times the purchase price of the Series H Stock, plus all accrued but unpaid dividends, in preference to the payment of any amounts upon liquidation to any other series or class of shares of the Company. If a liquidation of the Company occurs on or after September 30, 2003, the holders of the Series H Stock may elect to receive, in lieu of five times the purchase price of the Series H Stock, the amount they would receive if immediately before such liquidation they were to convert their shares of Series H Stock in to shares of Common Stock.

         The foregoing descriptions of the Series H Agreement, the Registration Rights Agreement and the Certificate are summaries and are qualified in their entirety by the complete text of the Series H Agreement, Registration Rights Agreement and the Certificate.

                                                             PAGE 19 OF 26 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

--------------------------------------------------------------------------------
Exhibit A      Agreement to Joint Filing, dated as of October 9, 2003, by and among SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK
               Advisors Fund LP, SOFTBANK Capital Partners LLC, SB Capital
               Managers LLC, SOFTBANK Capital Partners Investment Inc., Ronald
               D. Fisher, Charles R. Lax, SOFTBANK Holdings Inc., SOFTBANK Corp.
               and Masayoshi Son.
--------------------------------------------------------------------------------
Exhibit B      Series H Preferred Stock Purchase Agreement, dated September
               30, 2003, among Vie Financial Group, Inc., SOFTBANK Capital
               Partners LP, SOFTBANK Capital LP and SOFTBANK Advisors Fund LP.
--------------------------------------------------------------------------------
Exhibit C      Registration Rights Agreement, dated September 30, 2003, among
               Vie Financial Group, Inc., SOFTBANK Capital Partners LP, SOFTBANK
               Capital LP and SOFTBANK Advisors Fund LP.
--------------------------------------------------------------------------------
Exhibit D      Certificate of Designations of Series H Convertible Preferred
               Stock of Vie Financial Group, Inc., as filed September 30, 2003.
--------------------------------------------------------------------------------
Exhibit E      Power of Attorney, dated as of December 20, 2002.
--------------------------------------------------------------------------------

                                                             PAGE 20 OF 26 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 9, 2003


                                        SB CAPITAL MANAGERS LLC
                                        By:  SOFTBANK Inc.,
                                             Administrative Member

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative



                                        SOFTBANK CAPITAL PARTNERS LLC
                                        By   SOFTBANK Inc.,
                                             Administrative Member

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative



                                        SOFTBANK CAPITAL PARTNERS LP
                                        By   SOFTBANK Capital Partners LLC,
                                             General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member

                                                             PAGE 21 OF 26 PAGES



                                        SOFTBANK CAPITAL LP
                                        By   SOFTBANK Capital Partners LLC,
                                             its General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member



                                        SOFTBANK CAPITAL ADVISORS FUND LP
                                             SOFTBANK Capital Partners LLC,
                                             its General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member



                                        SOFTBANK CAPITAL PARTNERS
                                        INVESTMENT INC.

                                        By  /s/ Francis B. Jacobs III
                                          --------------------------------------
                                          Name:   Francis B. Jacobs III
                                          Title:  Vice President



                                            /s/ Ronald D. Fisher
                                          --------------------------------------
                                                     Ronald D. Fisher


                                            /s/ Charles R. Lax
                                          --------------------------------------
                                                      Charles R. Lax

                                                             PAGE 22 OF 26 PAGES


                                        SOFTBANK HOLDINGS INC.

                                        By /s/ Francis B. Jacobs III
                                          --------------------------------------
                                          Name:   Francis B. Jacobs III
                                          Title:  Vice President



                                        SOFTBANK CORP.

                                        By  /s/ Ronald D. Fisher
                                          --------------------------------------
                                          Name:   Ronald D. Fisher
                                          Title:  Attorney-In-Fact



                                        MASAYOSHI SON

                                        By  /s/ Ronald D. Fisher
                                          --------------------------------------
                                          Name:   Ronald D. Fisher
                                          Title:  Attorney-In-Fact

                                                             PAGE 23 OF 26 PAGES


                                   SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SB CAPITAL MANAGERS LLC

         The business address for each of the individuals listed below is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a citizen of the United States of America.

--------------------------------------------------------------------------------
NAME                     PRESENT AND PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                         Holdings Inc.; Vice Chairman of SOFTBANK America Inc.;
                         Chairman and President of SOFTBANK Inc., Chairman of
                         the Board, President and director of SOFTBANK Capital
                         Partners Investment Inc.; Managing Member of SOFTBANK
                         Capital Partners LLC; Managing Member and Investment
                         Manager of SB Capital Managers LLC.
--------------------------------------------------------------------------------
Eric Hippeau             Vice President of SOFTBANK Inc.; Managing Director of
                         SOFTBANK Latin America Ventures LLC; Principal of
                         SOFTBANK Europe Partners LLC; Managing Member and
                         Investment Manager of SB Capital Managers LLC.
--------------------------------------------------------------------------------
Michael S. Perlis        Investment Manager of SB Capital Managers LLC.
--------------------------------------------------------------------------------